15048084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Wash., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHCARE COMMUNITY SECURITIES CORP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMPIRE DRIVE
(No. and Street)

RENSSELAER (City) NEW YORK (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 SOUTH PEARL STREET, SUITE 401 (Address) ALBANY (City) NEW YORK (State) 12107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Daniel J. Del Pozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp, as of December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VP, Chief Financial Officer
Title

[signature]
Notary Public

KAREN A. BONILLA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6077404
Qualified in Rensselaer County
My Commission Expires July 08, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2014 and 2013

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2014 and 2013

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Healthcare Community Securities Corporation

We have audited the accompanying financial statements of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Healthcare Community Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Healthcare Community Securities Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I – Computation of net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 24, 2015

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2014	December 31, 2013
ASSETS		
CURRENT ASSETS		
Cash	$ 1,408,251	$ 1,438,178
Commissions receivable	834,568	872,452
Prepaid expenses and other assets	285,902	140,328
Total current assets	2,528,721	2,450,958
PROPERTY AND EQUIPMENT, net	-	-
ASSETS LIMITED AS TO USE	24,641	23,805
DEFERRED TAX ASSET	209,085	146,017
Total assets	$ 2,762,447	$ 2,620,780
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 952,669	$ 755,831
Current portion of accrued postretirement benefit obligation	46	58
Due to affiliate	464,595	524,681
Total current liabilities	1,417,310	1,280,569
LONG-TERM LIABILITIES		
Other liabilities	24,641	23,805
Accrued postretirement benefit obligation, net of current portion	126,378	106,585
Total liabilities	1,568,329	1,410,959
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,130,190	1,130,190
Accumulated other comprehensive loss	(36,072)	(20,369)
Total stockholder's equity	1,194,118	1,209,821
Total liabilities and stockholder's equity	$ 2,762,447	$ 2,620,780

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31, 2014	2013
STATEMENT OF INCOME		
Revenues:		
Gross commissions	$ 8,642,562	$ 8,277,258
Less commissions paid to other broker/dealers	4,207,471	3,989,762
Net commissions	4,435,091	4,287,496
Consulting fees and other income	522,391	402,391
	4,957,483	4,689,887
Expenses:		
Corporate expenses	1,710,981	1,644,847
Employee compensation and benefits	1,900,099	1,690,793
Other operating expenses	390,806	337,359
Professional fees	291,568	250,963
Occupancy	104,518	98,937
Insurance	80,036	82,564
Consulting expense	65,500	30,000
	4,543,508	4,135,463
Operating income before taxes	413,975	554,424
Realized and unrealized gains on investments	836	1,509
Income tax expense	227,248	135,012
Net income	$ 187,563	$ 420,921
STATEMENT OF COMPREHENSIVE INCOME		
Net income	$ 187,563	$ 420,921
Other comprehensive income (loss):		
Post employment benefits	(15,703)	(13,881)
Comprehensive income (loss)	$ 171,860	$ 407,040

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2013	$ 100	$ 99,900	$ 1,130,190	$ (6,488)	**$ 1,223,702**
Net income	-	-	420,921	-	**420,921**
Dividends paid	-	-	(420,921)	-	**(420,921)**
Post employment benefits	-	-	-	(13,881)	**(13,881)**
Balance, December 31, 2013	100	99,900	1,130,190	(20,369)	**1,209,821**
Net income	-	-	187,563	-	**187,563**
Dividends paid	-	-	(187,563)	-	**(187,563)**
Post employment benefits	-	-	-	(15,703)	**(15,703)**
Balance, December 31, 2014	$ 100	$ 99,900	$ 1,130,190	$ (36,072)	**$ 1,194,118**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 187,563	$ 420,921
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	-	-
Deferred taxes	(63,068)	(38,711)
Realized and unrealized (gains) losses on assets limited as to use	(836)	(1,509)
Changes in:		
Accounts receivable	37,884	(111,610)
Prepaid expenses	(145,574)	(25,006)
Accrued expenses	196,838	169,877
Other liabilities	836	1,509
Accrued postretirement benefit obligation	4,078	3,285
Cash provided by operating activities	217,722	418,756
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in due to affiliates	(60,086)	97,146
Dividends paid	(187,563)	(420,921)
Cash used in financing activities	(247,649)	(323,775)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(29,927)	94,981
CASH, Beginning of year	1,438,178	1,343,197
CASH, End of year	$ 1,408,251	$ 1,438,178
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments, net for income taxes	$ 290,316	$ 173,723
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Increase in assets limited as to use through other liabilities	$ -	$ 8,996
Contributions to assets limited as to use through due to affiliates	$ -	$ 13,300

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) *Revenue Recognition/Commission Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions, but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2014 and 2013, an allowance for doubtful accounts was not considered necessary.

(c) *Income Taxes*

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Income Taxes (Continued)*

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

The Corporation records income tax related interest and penalties, if any, as a component of the provision for income tax expense. There were no amounts for interest and penalties recognized in the statement of operations for the years ended December 31, 2014 and 2013.

None of the Corporation's income tax returns are currently under examination. However, fiscal years 2011 and later remain subject to examination by the IRS and various state authorities.

(d) *Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) *Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation is a "non-carrying" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at either December 31, 2014 or 2013.

(f) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(h) Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are valued at Level 1 inputs at December 31, 2014 and 2013.

(i) Other Post-Retirement Costs

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a defined benefit pension or postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(j) Advertising Costs

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $103,738 and $52,652 for the years ended December 31, 2014 and 2013, respectively.

(k) Reclassifications

Certain 2013 balances have been reclassified to conform to the 2014 presentation.

(l) Subsequent Events

For purposes of preparing the financial statements, the Corporation considered events through February 24, 2015.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,711,000 and $1,644,800 in 2014 and 2013, respectively. Amounts due to affiliate at December 31, 2014 and 2013 represent the net liability due to HANYS, HSI and GIA for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2014 and 2013 consisted of the following:

	2014	2013
Travel	$ 133,036	$ 121,653
Advertising and promotion	103,738	52,652
Maintenance and repairs	45,137	45,332
Office supplies and other	37,663	42,024
Telephone	32,209	34,789
Licensing fees	24,315	27,666
Direct administrative fees	14,708	13,243
	$ 390,806	$ 337,358

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2014 and 2013 were approximately $151,000 and $120,500, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for a benefit to the employee at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

***Deferred Compensation Plans** (Continued)*

There were two participants in the plan as of December 31, 2014 and 2013. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2014	2013
Benefit obligation	$ (126,424)	$ (106,643)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (126,424)	$ (106,643)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (126,424)	$ (106,643)
Items not yet recognized as a component of net periodic pension cost:		
Net loss (gain)	$ 36,072	$ 22,676
Prior service cost	-	(2,307)
Tax benefit	-	-
Accumulated other comprehensive loss (income) net of deferred tax benefit/expense	$ 36,072	$ 20,369
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	3.95%	4.95%
Expected return on plan assets	-	-
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 3.95% and 4.95% as of December 31, 2014 and 2013, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9.0% for 2014 grading to 4% by 2019 (9.0% for 2013) and remaining at that level thereafter.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a new prescription drug benefit under Medicare that went into effect in 2006. The Act also included a federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees in 2006. The subsidy is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as the new Medicare coverage. The subsidy is not subject to federal income tax. The APBO valuation does not reflect the effect of the Act as HANYS has determined the effect to be immaterial to the postretirement plan. Accordingly, HANYS elected not to file for the 2006 subsidy.

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

In January 2005, HANYS' Board of Directors approved an amendment to its postretirement health and life insurance benefit plan. These amendments effectively changed certain eligibility criteria for certain employees participating in the plan, as well as capping certain costs and eliminating certain benefits offered under the plan.

Components of projected net periodic pension cost for the years ended December 31 are:

	2014	2013
Service cost for benefits earned	$ 1,153	$ 1,099
Interest cost on benefit obligation	5,277	3,936
Amortization of prior service cost and actuarial gain/loss	(2,309)	(1,703)
Periodic benefit cost	$ 4,121	$ 3,332
Employer contribution made	$ 46	$ 48
Benefits paid	$ 46	$ 48

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2014	2013
Current year actuarial loss	$ 13,394	$ 12,178
Amortization of actuarial (loss)	-	(606)
Amortization of prior service cost	2,309	2,309
Total recognized in other comprehensive loss	$ 15,703	$ 13,881

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2015 are as follows:

Actuarial gain/loss	$ 1,099
Prior service cost	-
Total	$ 1,099

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

***Other Post Retirement Benefits** (Continued)*

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2015	$ 2,200
2016	$ 2,200
2017	$ 2,300
2018	$ 2,900
2019	$ 2,900
2020-2024	$ 15,100

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Furniture	$ 30,960	$ 30,960
Software	30,000	30,000
Office equipment	18,645	18,645
Computer equipment	956	956
	80,561	80,561
Less accumulated depreciation	80,561	80,561
Property and equipment, net	$ -	$ -

Depreciation expense was $0 and $0 for 2014 and 2013, respectively.

NOTE 6 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2014 and 2013, the Corporation had net capital of approximately $674,500 and $899,700, respectively, which was approximately $569,900 and $805,600 in excess of its minimum required net capital of approximately $104,600 and $94,100 at December 31, 2014 and 2013, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 2.3 to 1 for December 31, 2014 and 1.6 to 1 for December 31, 2013.

NOTE 7 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Federal tax expense	$ 245,084	$ 143,484
State tax expense	45,232	30,239
Deferred tax (benefit) expense	(63,068)	(38,711)
Total income taxes	$ 227,248	$ 135,012

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2014 and 2013 are presented below:

	2014	2013
Deferred tax assets		
Accrued post retirement liability	$ 37,496	$ 35,805
Accrued compensated absences	39,227	34,142
Accrued incentive compensation	132,362	76,070
Net deferred tax assets	$ 209,085	$ 146,017

NOTE 8 — CONCENTRATIONS OF CREDIT RISK

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Corporation places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2014

Net Capital	
Total stockholder's equity qualified for net capital	$1,194,118
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(209,085)
Commissions receivable over 30 days	-
Prepaid expenses and other assets	(285,902)
Assets limited as to use	(24,641)
Property and equipment, net	-
Net capital	$ 674,489
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 952,669
Due to affiliates	464,595
Other liabilities	24,641
Accrued postretirement benefit	126,424
Total aggregate indebtedness	$1,568,329
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15 (A)	$ 104,555
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 104,555
Excess net capital over net capital requirement	$ 569,934
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 517,656

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 24, 2015, and the above schedule as of December 31, 2014.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Healthcare Community Securities Corporation's Exemption Report, in which (1) Healthcare Community Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Healthcare Community Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Healthcare Community Securities Corporation stated that Healthcare Community Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 24, 2015

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2014 from January 1, 2014 to December 31, 2014 without exception.

Healthcare Community Securities Corporation

By:	James J. Kelley	By:	[signature]
Title:	President	Title:	CFO
Date:	2/24/15	Date:	2/24/15

UHY LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
of Healthcare Community Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Healthcare Community Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Healthcare Community Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Healthcare Community Securities Corporation's management is responsible for Healthcare Community Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries showing the payment of $1,886.00 to SIPC on July 24, 2014 with wire payment ID 2014017 and $2,149.00 on February 12, 2015 with wire payment ID 7793699, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the general ledger supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046981 FINRA DEC
Healthcare Community Securities
1 Empire Drive
Rensselaer NY 12144-5729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

D. Del Pozzo (518) 431-7787

2. A. General Assessment (item 2e from page 2)		$ 4,035
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/14 Date Paid		(1,886)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		2,149
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,149
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,149	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Healthcare Community Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President & CFO
(Title)

Dated the 12th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,165,791
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,550,980
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	836
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	7,551,816
2d. SIPC Net Operating Revenues	$ 1,613,975
2e. General Assessment @ .0025	$ 4,035

(to page 1, line 2.A.)